

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 30, 2007

Via U.S. Mail and Fax (54 11 4344 4611)

Mr. Gabriel Blasi
Chief Financial Officer
Cresud Inc.
Moreno 877, 23 Floor
Buenos Aires, Argentina
C1091AAQ

> **Re: Cresud Inc.**
> **Form 20-F for the Fiscal Year Ended June 30, 2006**
> **Filed December 28, 2006**
> **File No. 333-06548**

Dear Mr. Blasi:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ April Sifford

April Sifford
Branch Chief Accountant